White Label Chocolate Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-22,564.44
Sales	241,864.77
Sales of Product Income	884.00
Shipping Income	1,218.40
Uncategorized Income	5,099.81
Total Income	**$226,502.54**
Cost of Goods Sold	
Beans	70,148.01
Cost of Goods Sold	18,768.52
Org Cane Sugar, XHP	3,190.80
Packaging	16,156.43
Shipping	6,147.72
Total Cost of Goods Sold	**$114,411.48**
GROSS PROFIT	**$112,091.06**
Expenses	
Advertising & Marketing	1,911.33
Bank Charges & Fees	1,241.29
Car & Truck	5.00
Fuel	1,701.72
Total Car & Truck	**1,706.72**
Com Fees	1,538.81
Competitions	538.34
Dues & Subscriptions	1,096.44
Equipment (small)	13,305.09
Equipment Repair	904.47
Equipment, Materials	22,058.31
Fab Shop	11,039.69
Facilities	15,373.46
Fundbox Revolving account	548.97
Job Supplies	1,595.39
Legal & Professional Services	3,281.00
Machine Fab Materials	2,193.90
Meals Business Related	6,022.35
Office Supplies & Software	8,874.96
Operating Supplies	2,053.80
Other Business Expenses	219.00
QuickBooks Payments Fees	1,284.36
R&D	711.28
Rent & Lease	31,308.04
Repairs & Maintenance	1,099.00

	TOTAL
Research & Development	254.64
Shipping (NON COGS)	513.37
Taxes & Licenses	255.75
Travel	1,190.79
Meals	119.97
Total Travel	**1,310.76**
Van Rental	131.55
Vanilla Project	8,623.50
Website	185.00
Total Expenses	**$141,180.57**
NET OPERATING INCOME	$ -29,089.51
Other Income	
refunds	2,673.28
Total Other Income	**$2,673.28**
Other Expenses	
Employee Perks	255.00
Entertainment, Business related	1,368.77
Total Other Expenses	**$1,623.77**
NET OTHER INCOME	**$1,049.51**
NET INCOME	**$ -28,040.00**

White Label Chocolate Inc

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	826.81
QuickBooks Cash Account	-39.24
WLC Checking (9949)	122,081.79
WLC Savings (9931)	5.00
Total Bank Accounts	**$122,874.36**
Accounts Receivable	
Accounts Receivable (A/R)	29,107.86
Total Accounts Receivable	**$29,107.86**
Other Current Assets	
Inventory	11,039.41
Uncategorized Asset	275.99
Undeposited Funds	1,070.00
Total Other Current Assets	**$12,385.40**
Total Current Assets	**$164,367.62**
Fixed Assets	
Accumulated Depreciation	-37,718.00
Equipment	96,700.95
Total Fixed Assets	**$58,982.95**
Other Assets	
N/R Mutari	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$223,350.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-10,359.70
Total Accounts Payable	**$ -10,359.70**
Credit Cards	
Kabbage Revolving Debt	-9,020.78
Total Credit Cards	**$ -9,020.78**
Other Current Liabilities	
Note (SB) # 1693	204.14
Total Other Current Liabilities	**$204.14**
Total Current Liabilities	**$ -19,176.34**

White Label Chocolate Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
CALT Note	100,000.00
Conche Note	0.00
EIDL Loan	42,400.00
Father Loan	41,747.80
N/P Click Lease	-4,326.61
N/P Mutari	5,108.75
Tetra Loan	0.00
Total Long-Term Liabilities	**$184,929.94**
Total Liabilities	**$165,753.60**
Equity	
Opening Balance Equity	-21.16
Owner's Investment	2,100.00
Owner's Pay & Personal Expenses	-29,323.56
Retained Earnings	112,881.69
Net Income	-28,040.00
Total Equity	**$57,596.97**
TOTAL LIABILITIES AND EQUITY	**$223,350.57**

White Label Chocolate Inc

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-28,040.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-23,030.86
Uncategorized Asset	-275.99
Accounts Payable (A/P)	0.00
Note (SB) # 1693	-1,116.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,423.77**
Net cash provided by operating activities	**$ -52,463.77**
INVESTING ACTIVITIES	
Equipment	-10,900.71
Net cash provided by investing activities	**$ -10,900.71**
FINANCING ACTIVITIES	
EIDL Loan	14,000.00
Father Loan	36,747.80
N/P Click Lease	-4,326.61
N/P Mutari	1,000.00
Opening Balance Equity	-21.16
Owner's Pay & Personal Expenses	-1,924.53
Net cash provided by financing activities	**$45,475.50**
NET CASH INCREASE FOR PERIOD	**$ -17,888.98**
Cash at beginning of period	141,833.34
CASH AT END OF PERIOD	**$123,944.36**